Exhibit (a)(1)(A)

UNITEDHEALTH GROUP INCORPORATED

OFFER TO AMEND

CERTAIN OUTSTANDING OPTIONS

This document constitutes part of the prospectus relating to the United HealthCare Corporation 1998 Broad-Based Stock Incentive Plan

covering securities that have been registered under the Securities Act of 1933.

June 8, 2007

UNITEDHEALTH GROUP INCORPORATED

Offer to Amend Certain Outstanding Options

This offer and your participation and withdrawal rights will expire at 11:59 p.m., Central Time, on

July 9, 2007 unless extended.

By this offer, we are giving all eligible employees holding outstanding eligible options to purchase shares of our common stock (“options”) the right to have such options amended and receive a cash payment calculated as set forth below (we refer to this generally as the “offer”) to avoid potential adverse tax consequences to employees as explained in detail below. If you participate in this offer, eligible options you tender that are accepted (referred to as “participating options”) will be amended to increase the exercise price so that it equals the closing price of UnitedHealth Group Incorporated’s (“UnitedHealth Group”) common stock on the applicable accounting measurement date. In addition, you will receive a cash payment for each eligible option tendered. The cash payment will be equal to the difference between the amended exercise price and the original exercise price, multiplied by the number of shares covered by such option, plus interest at a rate of 5.25% per year accruing from the expiration date of the offer until (but excluding) the cash payment date, less any applicable tax withholding. The cash payment will be payable on the first regularly scheduled payroll date after December 31, 2007. Please refer to Section 2 of this Offer to Amend for further details regarding this cash payment. We refer to eligible options that have been tendered and amended pursuant to this offer as “amended options.” The vesting schedule and expiration date of your amended options will not change. (See Section 10)

Each eligible employee holding eligible options will receive an e-mail or letter providing access to a special website that has been created for the offer. The website will include a personalized election form that shows the employee’s eligible options, the number of shares subject to the options, the original exercise price of the options, and the exercise price of the amended options and cash payment offered in respect of the amended options. We refer to the amended options and cash payments a participant may receive for his or her eligible options as the “option offer consideration.”

The offer provides eligible employees holding eligible options with an opportunity to avoid potential adverse tax consequences. On April 17, 2007, the U.S. Treasury Department and the Internal Revenue Service (“IRS”) issued final regulations under Section 409A of the Internal Revenue Code (“Section 409A”). The regulations provide that stock options that vest after December 31, 2004 are subject to Section 409A if the options were granted at a discount (that is, issued with a per-share exercise price less than the fair market value of the underlying stock on the option’s grant date). These options will be subject to adverse income taxation unless the options are brought into compliance with Section 409A. Options granted with a discounted exercise price will likely result in income tax to the optionee each year in which the stock price increases, an additional 20% income tax, and interest charges, all regardless of whether the options are exercised. Additional state and local taxes might also apply. By accepting our offer to amend eligible options, eligible employees can avoid these adverse tax consequences.

You are an “eligible employee” only if you are an employee of UnitedHealth Group or our subsidiaries holding eligible options who is subject to taxation in the United States and you remain an employee through the date this offer expires.

Options to purchase common stock are eligible for participation (“eligible options”) under this offer only if each of the following conditions is met:

•	the options were granted under the United HealthCare Corporation 1998 Broad-Based Stock Incentive Plan (the “1998 Plan”) and:

•

the options have an exercise price per share that was less than the fair market value of UnitedHealth Group common stock underlying the options on the options’ measurement dates for accounting purposes; and

•	the options were unvested as of December 31, 2004 (if a portion of an option was unvested as of December 31, 2004, only the unvested portion is eligible for this offer);

•	the options are subject to additional tax under Section 409A;

•	the options are outstanding as of the last date on which this offer remains open for acceptance; and

•	the options are held by an eligible employee.

Note that any options (or portion of the options) that vested on or before December 31, 2004 are not subject to additional tax under Section 409A, and are therefore not included in this offer and will retain the original terms under which they were granted.

Any amendments to your participating options will be effective as of the date that this offer expires. All amended options will reflect the increased exercise price and will otherwise continue to be governed by the 1998 Plan. You will receive documentation regarding your amended options as soon as practicable after the expiration of the offer.

The offer is not conditioned upon a minimum number of the outstanding eligible options being tendered, but the offer is subject to customary conditions, which we describe in Section 8 of this Offer to Amend.

Our common stock is traded on the New York Stock Exchange under the symbol “UNH.” On June 4, 2007, the closing price of our common stock was $55.20 per share.

Neither we nor our Board of Directors makes any recommendation as to whether you should accept this offer, nor have we authorized any person to make any such recommendation. You should evaluate carefully all of the information in this Offer to Amend and the other offer documents and consult your personal tax, financial and legal advisors for assistance on how this offer may affect your individual situation. You must make your own decision about whether to participate in this offer.

See “Risks of Participating in the Offer” beginning on page 10 for a discussion of risks that you should consider before participating in this offer.

IMPORTANT

To participate in this offer, you must properly complete the election form for the offer in accordance with the applicable instructions before 11:59 p.m., Central Time, on July 9, 2007. You can complete this process by accessing the website for the offer at https://unh.equitybenefits.com or, if you are unable to complete the process through the website, properly completing and signing a paper election form and returning it to us via facsimile to the Vice President of Employee Relations at (952) 936-3052. Only responses that are properly completed, electronically accepted (or signed, in the case of a paper election form) and actually received by the deadline will be accepted. Responses submitted by any means other than those described above are not permitted. We intend to confirm the receipt of your election form and any subsequent changes thereto by e-mail (or letter if you have not provided us with an e-mail address) within two business days. If you have not received an e-mail or other written confirmation, you must confirm that we have received your election form or any subsequent changes thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the amended options or passed upon the accuracy or adequacy of this offer. Any representation to the contrary is a criminal offense.

You should direct questions about this offer or requests for additional copies of this Offer to Amend and the other related documents, including a paper copy of your election form, to HRdirect at 1-800-561-0861 (press 1, then 7).

Offer to Amend dated June 8, 2007.

You should rely only on the information contained in this Offer to Amend or documents to which we have referred you. We have not authorized anyone to provide you with different information. We are not making an offer to amend options in any jurisdiction in which the offer is not permitted. However, we may, at our discretion, take any actions necessary for us to make the offer to option holders in any of these jurisdictions.

TABLE OF CONTENTS

SUMMARY TERM SHEET AND Q&A		1

RISKS OF PARTICIPATING IN THE OFFER		10

THE OFFER		11

1.	Eligibility	11

2.	Eligible Options and Option Offer Consideration	11

3.	Expiration Date	12

4.	Purpose of the offer	13

5.	Procedures for electing to tender options	14

6.	Withdrawal rights and change of election	15

7.	Acceptance of options for amendment, amendment of amended options and cash payments	16

8.	Conditions of the offer	17

9.	Price range of shares underlying the options	18

10.	Source and amount of consideration; terms of amended options	19

11.	Information concerning UnitedHealth Group	21

12.	Interests of members of the Board of Directors and executive officers; transactions and arrangements concerning the options	22

13.	Status of options amended in the offer; accounting consequences of the offer	23

14.	Legal matters; regulatory approvals	23

15.	Material U.S. federal income tax consequences	23

16.	Extension of offer; termination; amendment	25

17.	Fees and expenses	26

18.	Additional information	26

19.	Financial statements	27

20.	Miscellaneous	27

SCHEDULE A	Recent Transactions Involving Outstanding Options Granted under the 1998 Plan by Members of our Board of Directors and Executive Officers	A-1

SCHEDULE B	Summary Financial Information of UnitedHealth Group Incorporated	B-1

i

SUMMARY TERM SHEET AND Q&A

The following are answers to some of the questions that you may have about this offer. You should carefully read this entire offer, the e-mail (or letter) to all eligible employees dated June 8, 2007, and the election form together with the associated instructions. This offer is made subject to the terms and conditions of these documents as they may be amended. We have included in this summary references to other sections in this Offer to Amend to help you find a more complete description of these topics.

INFORMATION ABOUT MY OPTIONS

18.	Will the terms and conditions of my amended options be the same as my original options?	7

19.	Will the number of shares subject to my options change if I participate in the offer?	7

20.	If I hold multiple eligible option grants, can I choose which options I want to amend?	7

21.	When will my eligible options be amended?	7

22.	Are there circumstances under which I may accept this offer but my options would not be amended or I would not receive cash payments?	7

23.	What happens if I have an option grant that is subject to a domestic relations order or comparable legal document as the result of the end of a marriage?	7

24.	What happens to my options if I do not submit my election form by the deadline, I choose not to participate or my tender of options is not accepted?	8

25.	How does UnitedHealth Group determine whether options have been properly tendered?	8

26.	Will I receive an amended option agreement?	8

TAX CONSIDERATIONS

27.	Are there any U.S. federal income tax consequences to my participation in the offer?	8

28.	If I accept the offer, could my amended options still be subject to the adverse tax consequences under Section 409A?	8

29.	Will my amended options be incentive stock options or nonqualified stock options for United States tax purposes?	9

DECIDING WHETHER TO PARTICIPATE IN THIS OFFER

30.	How should I decide whether or not to accept the offer?	9

31.	Will my decision to participate in the offer have an impact on my ability to receive options in the future?	9

32.	Who can I contact if I have questions about the offer, or if I need additional copies of the offer documents?	9

TERMS OF THIS OFFER

1.	Why is UnitedHealth Group making this offer to amend and what are the amendment terms?

We are making this offer to help eligible employees avoid unintended and unfavorable tax consequences related to certain of their outstanding options. The eligible options were granted at prices less than the fair market value of the underlying UnitedHealth Group common stock on the options’ measurement dates for accounting purposes and, therefore, if not amended would likely subject the eligible employees to income tax before the options are exercised, plus additional taxes in excess of those contemplated upon grant of the option. By amending such options, the eligible employee should be able to avoid the application of such adverse federal tax treatment. (See Section 4)

If you participate in this offer, eligible options you tender that are accepted will be amended to increase the exercise price so that it equals the closing price of UnitedHealth Group’s common stock on the applicable accounting measurement date. In addition, you will receive a cash payment for each eligible option tendered. The cash payment will be equal to the difference between the amended exercise price and the original exercise price, multiplied by the number of shares covered by such option, plus interest at a rate of 5.25% per year accruing from the expiration date of the offer until (but excluding) the cash payment date, less any applicable tax withholding. The cash payment will be payable on the first regularly scheduled payroll date after December 31, 2007. The vesting schedules and expiration dates of your amended options will not change.

2.	Who is eligible to participate in this offer?

You may participate in this offer if you are an employee of UnitedHealth Group (which for purposes of this offer includes our subsidiaries) and (i) you hold eligible options as of the last date on which this offer remains open for acceptance, (ii) you are subject to taxation in the United States, and (iii) you remain an employee of UnitedHealth Group through the expiration date of this offer. Current and former members of the Board of Directors and executive officers of UnitedHealth Group are not eligible to participate in the offer. We refer to employees who are eligible to participate in this offer as “eligible employees.” (See Section 1)

3.	Which options are eligible for amendment in this offer?

Options to purchase common stock are considered eligible options under this offer only if each of the following conditions is met:

•	the options were granted under the United HealthCare Corporation 1998 Broad-Based Stock Incentive Plan (the “1998 Plan”) and:

•

the options have an exercise price per share that was less than the fair market value of UnitedHealth Group common stock underlying the options on the options’ measurement dates for accounting purposes; and

•	the options were unvested as of December 31, 2004 (if a portion of an option was unvested as of December 31, 2004, only the unvested portion is eligible for this offer);

•	the options are subject to additional tax under Section 409A;

•	the options are outstanding as of the last date on which this offer remains open for acceptance; and

•	the options are held by an eligible employee.

We refer to such options as “eligible options.” Note that any options (or portion of the options) that vested on or before December 31, 2004 are not subject to additional tax under Section 409A, and are therefore not included in this offer and will retain the original terms under which they were granted. (See Section 2)

4.	When does the offer expire?

The offer is scheduled to expire on July 9, 2007, at 11:59 p.m., Central Time, unless we extend the offer. We refer to such date as the “expiration date.” We may, in our discretion, extend the offer, in which event the expiration date will refer to the latest time and date at which the extended offer expires. See Section 16 of this Offer to Amend for a description of our rights to extend, terminate and amend the offer.

5.	If I decide to participate in the offer, what will happen to my current eligible options and what will I receive for my tendered options?

If you elect to participate in the offer and tender your options, then as of the expiration date, your options will be amended as described below. (See Section 7) Note that any options (or portions thereof) that vested on or before December 31, 2004 are not subject to additional tax under Section 409A, and are therefore not included in this offer and will retain the original terms under which they were granted.

If you participate in this offer, then:

•	The exercise price of each eligible option tendered will be increased to equal the fair market value of a share of our common stock on the option’s measurement date for accounting purposes;

•

For each eligible option tendered you will receive a cash payment equal to the difference between the amended exercise price and the original exercise price, multiplied by the number of shares covered by such option, plus interest at a rate of 5.25% per year accruing from the expiration date of the offer until (but excluding) the cash payment date, less any applicable tax withholding; and

•	The cash payment will be payable on the first regularly scheduled payroll date after December 31, 2007, and will not be subject to any vesting conditions or otherwise be subject to forfeiture.

Your personalized election form will list your eligible options, the number of shares subject to such options, the original exercise price of such options, the exercise prices of the amended options and the gross cash payments (excluding interest and applicable tax withholding) you will receive if you elect to tender your eligible options in the offer.

PARTICIPATION IN THIS OFFER

6.	How do I participate in this offer?

You will receive an e-mail or letter providing access to the offer website at https://unh.equitybenefits.com. To participate in this offer, you must before 11:59 p.m., Central Time, on July 9, 2007, log on to the offer website and click on the MAKE AN ELECTION button to proceed with your election. Once you click on the MAKE AN ELECTION button, you will be directed to the first page of the election form for the offer. There you will be able to view a personalized election form listing your eligible options, the number of shares subject to such options and the original exercise price of such options, and the exercise price of the amended options and gross cash payments (excluding interest and applicable tax withholding) offered in respect of such eligible options. If you are not able to submit your election electronically via the offer website as a result of technical failures, or if you do not otherwise have access to the offer website for any reason (including lack of Internet services), you must properly complete and sign a paper election form and return it to us via facsimile to the Vice President of Employee Relations at (952) 936-3052 before 11:59 p.m., Central Time, on July 9, 2007. To obtain a paper copy of your election form, please contact HRdirect at 1-800-561-0861 (press 1, then 7).

You may only elect to tender all or none of your eligible options. You will need to check the appropriate box to indicate whether you elect to tender all of your eligible options in accordance with the terms of the offer. After completing the election form, you will be allowed to review the election you have made. If you are satisfied with your election, you will proceed to the Agreement to Terms of Election page. Only after you agree to the Agreement to the Terms of Election will you be directed to the Election Confirmation Statement page. Please print and keep a copy of the Election Confirmation Statement for your records. You will then be deemed to have completed the election process for tendering your eligible options.

We reserve the right to reject any options tendered for amendment that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions of this offer, promptly after the expiration of this offer we will accept all properly tendered options. (See Section 7)

Your election to participate becomes irrevocable after 11:59 p.m., Central Time, on July 9, 2007, unless we extend the offer past that time, in which case your election will become irrevocable after the new expiration date. If we extend this offer, we will send you an e-mail or other communication disclosing the extension no later than 9:00 a.m., Central Time, on the business day following the previously scheduled expiration date.

Only properly completed and electronically accepted (or properly signed, if paper) election forms actually received by the deadline will be accepted. Responses submitted by any means other than those described above are not permitted. We intend to confirm the receipt of your election form and any subsequent changes thereto by e-mail (or letter if you have not provided us with an e-mail address) within two business days. If you have not received an e-mail or other written confirmation, you must confirm that we have received your election form or any subsequent changes thereto.

7.	Can I change my mind and withdraw from this offer?

Yes. You may change your mind after you have submitted an election form and withdraw from the offer at any time before the offer expiration date by logging on to the website and changing your selection, or resubmitting a new paper election form. If we extend the offer expiration date, you may withdraw your election at any time before the extended offer expiration date. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election form we receive before the offer expiration date. (See Section 6)

8.	How do I withdraw my election?

To withdraw your election, log on to the offer website at https://unh.equitybenefits.com and properly complete a new election form indicating that you no longer wish to tender your eligible options into the offer prior to the expiration of the offer and submit such form for electronic acceptance. You should print a copy of your revised election form and updated Election Confirmation Statement and keep those documents with your other records for the offer.

Alternatively, you may change your existing election by properly completing and signing a new paper election form indicating that you no longer wish to tender your eligible options into the offer and returning it to us via facsimile to the Vice President of Employee Relations at (952) 936-3052 prior to the expiration of the offer. To obtain a paper election form, please contact HRdirect at 1-800-561-0861 (press 1, then 7).

9.	What if I withdraw my election and then decide again that I want to participate in this offer?

If you have withdrawn your election to participate and then decide again that you would like to participate in this offer, you may reelect to participate by logging on to the website, and submitting a new properly completed election form before the offer expiration date. The new election form must be properly completed and electronically accepted (or signed, in the case of a paper election form) after the date of your previous election form. (See Section 6)

10.	How will UnitedHealth Group confirm to me that my election form or resubmission thereof has been received?

We intend to confirm the receipt of your election form and/or any resubmission thereof by e-mail or letter within two business days. If you have not received an e-mail or other written confirmation, you must confirm that we have received your election form and/or any resubmission thereof.

11.	If you extend the offer, how will you notify me?

If we extend this offer, we will send you an e-mail or other communication disclosing the extension no later than 9:00 a.m., Central Time, on the next business day following the previously scheduled expiration date. (See Section 16)

12.	How will you notify me if the offer is changed?

If we change the offer, we will send you an e-mail or other form of communication disclosing the change no later than 9:00 a.m., Central Time, on the next business day following the day we change the offer. (See Section 16)

CASH PAYMENTS MADE IN CONNECTION WITH THIS OFFER

13.	Why do I have to wait until 2008 to receive my cash payments?

IRS and Treasury Department guidance under Section 409A indicates that if cash payments in respect of amended options are paid in the same calendar year in which the options are amended, eligible employees who receive the cash payments will be subject to additional tax under Section 409A. As we expect the offer to expire (and eligible options to be amended for those eligible employees who elect to participate) during calendar year 2007, we are required to wait until calendar year 2008 to make any cash payments in order to avoid these adverse tax consequences.

14.	Once my participating options are amended, is there anything I must do to receive the amended options or cash payments?

No. Once your participating options have been amended there is nothing that you must do to receive your amended options or cash payments. Your options will be amended as of the expiration date and your cash payments will be paid on the first regularly scheduled payroll date after December 31, 2007. (See Section 7)

CONDITIONS TO THIS OFFER

15.	Am I required to participate in this offer?

No. Participation in this offer is completely voluntary. In addition, see Section 15 of this Offer to Amend for the material U.S. federal income tax consequences of participating in the offer and not participating in the offer.

Neither we nor our Board of Directors makes any recommendation as to whether you should accept this offer, nor have we authorized any person to make any such recommendation. You should evaluate carefully all of the information in this Offer to Amend and the other offer documents and consult your personal tax, financial and legal advisors for assistance on how this may affect your individual situation. You must make your own decision about whether to participate in this offer.

16.	Are there any conditions to this offer?

Yes. The completion of this offer is subject to a number of customary conditions that are described in Section 8 of this Offer to Amend. However, the implementation of this offer is not conditioned upon a minimum number of eligible options being tendered.

17.	Can I exchange shares of UnitedHealth Group common stock that I acquired upon exercise of UnitedHealth Group options?

No. This offer relates only to outstanding UnitedHealth Group options meeting the eligibility criteria described in this Offer to Amend. You may not exchange shares of UnitedHealth Group common stock in this offer. (See Section 2)

INFORMATION ABOUT MY OPTIONS

18.	Will the terms and conditions of my amended options be the same as my original options?

Except for the increase to the exercise price, the terms and conditions of your options will be unchanged. There is no change to the number of shares, vesting schedule or expiration terms of your options. The amended options will continue to be subject to the terms of the 1998 Plan. (See Section 10)

19.	Will the number of shares subject to my options change if I participate in the offer?

No. Your participation in the offer will not cause the number of shares of UnitedHealth Group common stock subject to the eligible options to change. The number of shares subject to the options might change in accordance with the terms of the 1998 Plan, under which such options were originally issued, in the event of any change in the capitalization of UnitedHealth Group between the time the offer commences and the expiration date. As of the date of this Offer to Amend, we have no plans or proposal that relate to or would result in any such change to our capitalization. (See Section 4)

20.	If I hold multiple eligible option grants, can I choose which options I want to amend?

No. You may only choose to amend all or none of your outstanding and unexercised eligible options.

21.	When will my eligible options be amended?

We will amend those eligible options that have been properly tendered and accepted for amendment on the expiration date of the offer.

22.	Are there circumstances under which I may accept this offer but my options would not be amended or I would not receive cash payments?

Yes. If, for any reason, you are no longer an employee of UnitedHealth Group on the expiration date of the offer, your options will not be amended and you will not receive any cash payments. Your existing options will continue to be governed by the 1998 Plan and by your current option agreement until you exercise the options or until they expire. In addition, those options will continue to be subject to Section 409A. (See Section 4). Your employment with UnitedHealth Group will remain “at-will” regardless of your participation in the offer and can be terminated by you or us at any time, with or without cause or notice. (See Section 1 and Section 2)

Moreover, even if you accept this offer, we will not amend options, or make (or agree to make) any cash payments if we are prohibited from doing so by applicable laws. For example, we could become prohibited from amending options, or making (or agreeing to make) cash payments, as a result of changes in Securities and Exchange Commission (“SEC”) or New York Stock Exchange (“NYSE”) rules. We do not anticipate any such prohibitions at this time. (See Section 14)

23.	What happens if I have an option grant that is subject to a domestic relations order or comparable legal document as the result of the end of a marriage?

If you are an eligible employee and have eligible options that are subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and a person who is not an eligible employee of UnitedHealth Group beneficially owns a portion of those options, you may tender only the portion of those options that are beneficially owned by you. Any portion of those options beneficially owned by a person who is not an employee of UnitedHealth Group may not be tendered in this offer (even if legal title to that portion of those options is held by you and you are an eligible employee). (See Section 2)

We ask that you notify UnitedHealth Group if this circumstance applies to you by contacting HRdirect at 1-800-561-0861 (press 1, then 7), so that we may modify your personalized election form to only include those eligible options that are beneficially owned by you.

24.	What happens to my options if I do not submit my election form by the deadline, I choose not to participate or my tender of options is not accepted?

If we do not receive your election form by the deadline, you choose not to participate, or your tender of options is not accepted, your existing options will (i) remain outstanding until you exercise them or they expire by their terms, (ii) retain their current exercise prices, and (iii) retain their current vesting schedules. Pursuant to the tax rules described herein, you may be required to recognize ordinary income before the options are exercised and in such case will also be subject to an additional 20% tax and potential interest charges. (See Section 15)

25.	How does UnitedHealth Group determine whether options have been properly tendered?

We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt), and acceptance of any options tendered in response to this offer. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any election form or any options tendered that we determine are not in appropriate form or that we determine are unlawful to accept. We will accept all properly tendered options that are not validly withdrawn, subject to the terms of this offer. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering eligible employee or waived by us. We have no obligation to give notice of any defects or irregularities in any election form or any resubmission thereof and we will not incur any liability for failure to give any notice. (See Section 5)

26.	Will I receive an amended option agreement?

No. All amended options will remain subject to the existing option agreement between you and UnitedHealth Group, as modified by the terms of the offer. (See Section 10)

TAX CONSIDERATIONS

27.	Are there any U.S. federal income tax consequences to my participation in the offer?

If you participate in the offer, you should not be required to recognize income for U.S. federal income tax purposes with respect to your amended options at the time of such amendment. However, you will have taxable income at the time and to the extent you receive any cash payments. In addition, you may have taxable income when you exercise your amended options or when you sell your option shares. (See Section 15)

In addition, by participating in this offer, you should avoid the adverse tax consequences potentially associated with your eligible options. If you choose not to participate in this offer, your options may be subject to additional tax under Section 409A. We recommend that you consult your personal tax, financial and legal advisors for assistance on how this may affect your individual situation. See Section 15 of this Offer to Amend for more detail on the potential material U.S. federal income tax consequences of participating or not participating in this offer.

28.	If I accept the offer, could my amended options still be subject to the adverse tax consequences under Section 409A?

The IRS has published guidance explaining how to correct discounted stock options so that the discounted exercise price will not cause the options to be subject to the adverse tax consequences under Section 409A. The final regulations published on April 17, 2007 confirm that the correction procedure remains in effect through December 31, 2007. We believe that the offer complies with the IRS correction procedure, and that the amended options and cash payments provided under the offer will not be subject to adverse tax consequences under Section 409A when you receive them. However, subsequent modifications, substitutions, or other events affecting the amended options could cause those options to become subject to adverse tax consequences under Section 409A in the future. In addition, there can be no assurance as to the effect of any future legislation, IRS or Treasury Department guidance, or regulations on the tax treatment of outstanding options, including the amended options. (See Section 15)

29.	Will my amended options be incentive stock options or nonqualified stock options for United States tax purposes?

The options will continue to be nonqualified stock options (for U.S. tax purposes). We recommend that you consult your personal tax, financial and legal advisors to discuss the personal tax consequences of nonqualified stock options. (See Sections 10 and 15)

DECIDING WHETHER TO PARTICIPATE IN THIS OFFER

30.	How should I decide whether or not to accept the offer?

The decision to participate in the offer must be each individual employee’s own. We recommend that you consult with your personal tax, financial and legal advisors to help determine if participation in this offer is right for you. (See Section 4)

Neither we nor our Board of Directors makes any recommendation as to whether you should accept this offer, nor have we authorized any person to make any such recommendation. You should evaluate carefully all of the information in this Offer to Amend and the other offer documents and consult your personal tax, financial and legal advisors for assistance on how this may affect your individual situation. You must make your own decision about whether to participate in this offer.

31.	Will my decision to participate in the offer have an impact on my ability to receive options in the future?

No. Your election to participate or not participate in the offer will not have any effect on your ability to receive future grants of options to purchase our common stock, or any other rights.

32.	Who can I contact if I have questions about the offer, or if I need additional copies of the offer documents?

For additional information or assistance, you should contact HRdirect at 1-800-561-0861 (press 1, then 7).

RISKS OF PARTICIPATING IN THE OFFER

Participating in the offer involves a number of risks, including those described below. These risks and the risk factors in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission (SEC) highlight the material risks of participating in this offer, and are incorporated herein by reference. You should carefully consider these risks and are encouraged to speak with your personal tax, financial and legal advisors before deciding to participate in the offer.

Tax-Related Risks

Tax-related risks for tax residents of multiple countries.

If you are subject to taxation in the United States and are also subject to the tax laws of another country, you should be aware that there may be other tax and social insurance consequences that apply to you. We strongly recommend that you consult your personal tax, financial and legal advisors as the tax consequences to you are dependent on your individual tax situation.

Tax-related risks with respect to treatment of this offer or if tax laws should change in the future.

Although we have designed this offer in a way that is specifically contemplated by the Treasury Department and the IRS to avoid adverse tax treatment under the American Jobs Creation Act of 2004, there can be no guarantee of any specific tax treatment with respect to this offer or, should the tax laws change again in a manner that would adversely affect your eligible options or amended options in the future. Moreover, in the event of any future change in tax law, UnitedHealth Group cannot provide any assurance that an offer similar to this one will be made.

Taxable events even if amended options are not exercised.

Any cash payments received, including interest, if any, will be subject to regular income and employment tax withholding at the time of receipt. Your resulting tax liability when you file your income tax return could differ from the amount of taxes we are required to withhold and, as a result, it is possible that additional taxes may be due for the years you receive cash payments. We strongly recommend that you consult your personal tax, financial and legal advisors as the tax consequences to you are dependent on your individual tax situation.

State and local tax risks.

The discussion in Section 15 describes the material U.S. federal income tax consequences if you participate in the offer and if you do not participate in the offer. The state and local tax consequences may differ. We strongly recommend that you consult your personal tax, financial and legal advisors as the tax consequences to you are dependent on your individual tax situation.

THE OFFER

1.	Eligibility.

You are an “eligible employee” if you are an employee of UnitedHealth Group or our subsidiaries holding eligible options who is subject to taxation in the United States and you remain employed by UnitedHealth Group through the expiration date of the offer. Current and former members of the Board of Directors and executive officers of UnitedHealth Group are not eligible to participate in the offer. In order to participate in the offer, you must hold eligible options.

To participate in the offer, you must remain employed by UnitedHealth Group through the offer expiration date. If we do not extend the offer, the expiration date will be July 9, 2007. If, for any reason, you do not remain an employee of UnitedHealth Group through the offer expiration date, the tender of your eligible options will not be accepted, you will keep your eligible options in accordance with their original terms, your options will not be amended and you will not receive any cash payments. Your employment with UnitedHealth Group will remain “at-will” regardless of your participation in the offer and can be terminated by you or us at any time, with or without cause or notice.

2.	Eligible Options and Option Offer Consideration.

Subject to the terms and conditions of this offer, we will accept tenders of eligible options that are held by eligible employees and that are properly tendered and are not validly withdrawn, before the expiration date.

Options are eligible for participation in this offer only if each of the following conditions is met:

•	the options were granted under the United HealthCare Corporation 1998 Broad-Based Stock Incentive Plan (the “1998 Plan”) and:

•

the options have an exercise price per share that was less than the fair market value of UnitedHealth Group common stock underlying the options on the options’ measurement dates for accounting purposes; and

•	the options were unvested as of December 31, 2004 (if a portion of an option was unvested as of December 31, 2004, only the unvested portion is eligible for this offer);

•	the options are subject to additional tax under Section 409A;

•	the options are outstanding as of the last date on which this offer remains open for acceptance; and

•	the options are held by an eligible employee.

As noted above, to be eligible, options must be outstanding as of the expiration date. For example, if a particular option grant expires after commencement of the offer, but before the expiration date of this offer, that particular option grant is not eligible for amendment. In addition, any options (or portion of the options) that vested on or before December 31, 2004 are not subject to additional tax under Section 409A, and are therefore not eligible to participate in this offer and will retain the original terms under which they were granted.

You may only choose to amend all or none of your outstanding and unexercised eligible options. Any options which are beneficially owned by a person who is not a current employee of UnitedHealth Group are not eligible options. However, options beneficially owned by the eligible employee may be tendered in the offer if eligible. For instance, if you are an eligible employee and you hold an option grant to purchase 3,000 shares that is subject to a domestic relations order, 1,000 of which are beneficially owned by your former spouse, and you have exercised 500 of the remaining 2,000 shares, then the option grant that you beneficially own covering the outstanding 1,500 shares are eligible options. The options beneficially owned by your spouse are not eligible options and cannot be amended in this offer. We ask that you notify UnitedHealth Group if this circumstance applies to you by contacting HRdirect at 1-800-561-0861 (press 1, then 7), so that we may modify your personalized election form to only include those eligible options that are beneficially owned by you.

Subject to the terms of this offer and upon our acceptance of your properly tendered options, if you participate in this offer, then:

•	The exercise price of each eligible option tendered will be increased to equal the fair market value of a share of our common stock on the option’s measurement date for accounting purposes;

•

For each eligible option tendered you will receive a cash payment, equal to the difference between the amended exercise price and the original exercise price, multiplied by the number of shares covered by such option, plus interest at a rate of 5.25% per year accruing from the expiration date of the offer until (but excluding) the cash payment date, less any applicable tax withholding; and

•	The cash payment will be payable on the first regularly scheduled payroll date after December 31, 2007 and will not be subject to any vesting conditions or otherwise be subject to forfeiture.

Each eligible employee will receive an e-mail or letter providing access to the website for the offer which will include a personalized election form that will list your eligible options, the number of shares subject to such options, the original exercise price of such options, the exercise prices of the amended options and the gross cash payments (excluding interest and applicable tax withholding) you will receive if you elect to tender your eligible options in the offer.

Below is an example that illustrates the option offer consideration for eligible options using the following assumptions:

•	You were originally granted options to purchase 4,000 shares of common stock.

•	The options are scheduled to vest with respect to 1,000 shares each year.

•	The options were not vested with respect to 1,000 of those shares on December 31, 2004.

Participating in the offer:

•	You will hold eligible options with respect to 1,000 shares, all of which are currently vested.

•	The original exercise price of eligible options is equal to $5.

•	The fair market value of a share of UnitedHealth Group common stock on the option’s measurement date for accounting purposes was $6 per share.

If you tender the eligible options, the following will occur:

1.	The exercise price of the options to purchase 1,000 shares will be increased to $6 per share.

2.	A cash payment for the eligible options of $1,000 (($6-$5) multiplied by 1,000), with interest at a rate of 5.25% per year accruing from the expiration date of the offer until (but excluding) the cash payment date, less applicable withholding taxes, which will be payable on the first regularly scheduled payroll date after December 31, 2007.

3.	There will be no change to the number of options, vesting schedule or expiration date.

All amended options will continue to be subject to the terms of the 1998 Plan. See Section 10 for a description of the 1998 Plan.

3.	Expiration Date.

The offer is scheduled to expire on July 9, 2007, at 11:59 p.m., Central Time, unless we extend the offer. We refer to such date as the “expiration date.” We may, in our discretion, extend the offer, in which event the expiration date will refer to the latest time and date at which the extended offer expires. If we extend this offer, we will send you an e-mail or other communication disclosing the extension no later than 9:00 a.m., Central Time, on the next business day following the previously scheduled expiration date. See Section 16 of this Offer to Amend for a full description of our rights to extend, terminate and amend the offer.

4.	Purpose of the offer.

We are making this offer to help eligible employees avoid unintended and unfavorable tax consequences related to their eligible options. Because the eligible options were granted at prices less than the fair market value of the underlying UnitedHealth Group common stock on the option’s measurement date for accounting purposes, the options, if not amended, would likely subject the eligible employees to income tax before the options are exercised, plus additional taxes in excess of those contemplated upon grant of the option.

On April 17, 2007, the U.S. Treasury Department and the Internal Revenue Service (“IRS”) issued final regulations under Section 409A, which was enacted as part of the American Jobs Creation Act of 2004. The regulations provide that stock options that vest after December 31, 2004 are subject to Section 409A if the options were granted at a discount (that is, issued with a per-share exercise price less than the fair market value of the underlying stock on the option’s grant date). These options will be subject to adverse income taxation unless the options are amended before 2008.

The U.S. Treasury Department and the IRS have not yet issued regulations concerning the calculation and timing of amounts required to be included in income under Section 409A. As a result, it is not possible to determine with certainty the extent of the unfavorable tax consequences that might apply to eligible options if they are not amended in this offer. See Section 15 of this Offer to Amend for a description of the potential tax consequences of eligible options that are not amended in this offer. In addition to the federal tax implications, certain states have adopted provisions similar to Section 409A. As a result, you might incur additional taxes and penalties under state law provisions with respect to your eligible options, based on the state in which you are subject to taxation, even if you never exercise the options.

UnitedHealth Group has identified occasions on which it has used incorrect measurement dates for determining the accounting consequences of certain stock options. As such, these affected stock options (a portion of which constitute the eligible options) are deemed, for accounting purposes, to have been granted at a discount. Based on the determination made for accounting purposes, the affected options might now be deemed to have been granted at a discount for tax purposes, and this might expose the holders of these affected stock option grants to adverse tax treatment under Section 409A.

The offer is being made to permit eligible employees to address the potential adverse personal tax consequences that might apply to their eligible options under Section 409A. By amending such options, the eligible employee should be able to avoid the application of such adverse federal tax treatment. IRS regulations require us to make any cash payments in respect of amended options after December 31, 2007, in order to avoid the application of adverse tax consequences. However, you should note that the application of Section 409A to the eligible options is not entirely free from doubt and we make no representations as to the effect of this offer under Section 409A or the effect of the offer under state tax laws that are similar to Section 409A.

The cash payments with respect to these amended options are designed to compensate the eligible employees for the increase in the option exercise price on the offer expiration date. Because IRS guidance under Section 409A requires us to delay any cash payments in respect of amended options, we have elected to include in the cash payment for eligible options interest at a rate of 5.25% per year from the expiration date to (but excluding) the cash payment date to compensate eligible employees who participate in the offer for this delay. The cash payment will be reduced by applicable tax withholding.

Except as otherwise disclosed in this Offer to Amend or in our SEC filings, we presently have no plans or proposals that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving UnitedHealth Group or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

•

any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer’s material terms of employment;

•	any other material change in our corporate structure or business;

•	our common stock being delisted from the NYSE or not being authorized for quotation in an automated quotation system operated by a national securities association;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”);

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•

the acquisition by any person of an amount of our securities or the disposition of an amount of any of our securities, except for repurchases of our common stock by us in the ordinary course of business or in accordance with our previously announced plans or the exercise of stock options and/or sale of common stock pursuant to Rule 10b5-1 stock trading plans; or

•	any change in our certificate of incorporation, bylaws or other governing instruments, or other actions that may impede the acquisition of control of us by any person.

Neither we nor our Board of Directors makes any recommendation as to whether you should accept this offer, nor have we authorized any person to make any such recommendation. You should evaluate carefully all of the information in this Offer to Amend and the other offer documents and consult your personal tax, financial and legal advisors for assistance on how this may affect your individual situation. You must make your own decision about whether to participate in this offer.

5.	Procedures for electing to tender options.

Proper election to tender options.

Participation in this offer is voluntary. Eligible employees will receive an e-mail or letter providing them access to the website for the offer. To participate in this offer, you must, before 11:59 p.m., Central Time, on July 9, 2007, log on to the offer website at https://unh.equitybenefits.com and click on the MAKE AN ELECTION button to proceed with your election. Once you click on the MAKE AN ELECTION button, you will be directed to the first page of the election form for the offer. There you will be provided a personalized election form listing your eligible options. The election form will list your eligible options, the number of shares subject to such options and the original exercise price of such options, and the exercise price of the amended options and the gross cash payments (excluding interest and applicable tax withholding) offered in respect of such eligible options. You will need to check the appropriate box to indicate whether you elect to tender all of your eligible options in accordance with the terms of the offer. After completing the election form, you will be allowed to review the election you have made. If you are satisfied with your election, you will proceed to the Agreement to Terms of Election page. Only after you agree to the Agreement to the Terms of Election will you be directed to the Election Confirmation Statement page. Please print and keep a copy of the Election Confirmation Statement for your records. You will then be deemed to have completed the election process for tendering your eligible options.

If you are not able to submit your election electronically via the offer website as a result of technical failures, or if you do not otherwise have access to the offer website for any reason (including lack of Internet services), you must properly complete and sign a paper election form and return it to us via facsimile to the Vice President of Employee Relations at (952) 936-3052 before 11:59 p.m., Central Time, on July 9, 2007. To obtain a paper copy of your election form, please contact HRdirect at 1-800-561-0861 (press 1, then 7).

Your election to participate becomes irrevocable after 11:59 p.m., Central Time, on July 9, 2007, unless we extend the offer past that time, in which case your election will become irrevocable after the new expiration date.

You may change your mind after you have submitted an election form and withdraw from the offer at any time before the offer expiration date, as described in Section 6.

Only election forms that are properly completed, electronically accepted (or properly signed, in the case of paper election forms) and actually received by the deadline will be accepted. Responses submitted by any means other than those described above are not permitted. We intend to confirm the receipt of your election form and any subsequent changes thereto by e-mail (or letter if you do not provide us with an e-mail address) within two business days. If you have not received an e-mail or other written confirmation, you must confirm that we have received your election form or any subsequent changes thereto. If we do not receive your election form by the deadline, then you will not participate in the offer, and all eligible options you currently hold will remain unchanged at their original exercise price and subject to their original terms.

This is a one-time offer, and we will strictly enforce the election period. We reserve the right to reject any options tendered that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions of this offer, promptly after the expiration of this offer we will accept all properly tendered options.

Our receipt of your election form is not by itself an acceptance of your tender of your options. For purposes of this offer, we will be deemed to have accepted options that are validly tendered and are not properly withdrawn as of the time when we give written notice to the eligible employees generally of our acceptance of tendered options. We may issue this notice of acceptance by e-mail or other method of communication. Options accepted will be amended as of the expiration date.

Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects.

We will determine, in our discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any options tendered in response to this offer. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any election form or any options tendered that we determine are not in appropriate form or that we determine are unlawful to accept. We will accept all properly tendered options that are not validly withdrawn, subject to the terms of this offer. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender of any particular options or for any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all eligible employees and properly tendered options. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering eligible employee or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice.

Except in accordance with the next sentence, the election form must be signed (or electronically accepted) by the holder of the eligible option. If the signature (or electronic acceptance) is by a trustee, executor, administrator, guardian, attorney-in-fact or any other person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence satisfactory to UnitedHealth Group of the authority of such person to act in such capacity must be indicated on the election form.

Our acceptance constitutes an agreement.

Your election to amend options through the procedures described above constitutes your acceptance of the terms and conditions of this offer. Our acceptance of your options will constitute a binding agreement between UnitedHealth Group and you, subject to the terms and conditions of this offer.

6.	Withdrawal rights and change of election.

You may withdraw the options that you previously elected to tender only in accordance with the provisions of this section.

If you have previously elected to tender your options, you may withdraw that election at any time before the offer expiration date, which is expected to be 11:59 p.m., Central Time, on July 9, 2007. If we extend the offer, you may withdraw your options at any time before the extended expiration date.

In addition, although we intend to accept all validly tendered options promptly after the expiration of this offer, if we have not accepted your options by 11:59 p.m., Central Time, on August 7, 2007, you may withdraw your options at any time thereafter.

To validly withdraw the options that you previously elected to amend, you must log on to the offer website at https://unh.equitybenefits.com and complete and submit a new election form indicating that you no longer wish to tender your eligible options into the offer, while you still have the right to withdraw the options. You should print a copy of your revised election form and updated Election Confirmation Statement and keep those documents with your other records for the offer. Alternatively, you may change your existing election by properly completing and signing a new paper election form indicating that you no longer wish to tender your eligible options into the offer and returning it to us via facsimile to the Vice President of Employee Relations at (952) 936-3052, while you still have the right to withdraw the options. To obtain a paper election form, please contact HRdirect at 1-800-561-0861 (press 1, then 7). You may change your mind as many times as you wish, but you will be bound by the last properly submitted election form we receive before the offer expiration date.

Except in accordance with the next sentence, any election form resubmitted to withdraw previously tendered options must be signed (or electronically accepted) by the holder of the eligible option. If the signature (or electronically acceptance) is by a trustee, executor, administrator, guardian, attorney-in-fact or any other person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence satisfactory to UnitedHealth Group of the authority of such person to act in such capacity must be indicated on the resubmitted election form.

You may not rescind a withdrawal of previously tendered options. Rather, if you wish to re-tender eligible options, you must submit a new election form before the offer expiration date by following the procedures described in Section 5 of this Offer to Amend.

Neither we nor any other person is obligated to give you notice of any defects or irregularities in any new election form, nor will anyone incur any liability for failure to give any notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of new election forms. Our determination of these matters will be final and binding.

Only election forms that are properly completed, electronically accepted (or properly signed, in the case of paper election forms) and actually received by the deadline will be accepted. Responses submitted by any means other than those described above are not permitted. We intend to confirm the receipt of any new election form by e-mail (or letter if you have not provided us with an e-mail address) within two business days. If you have not received an e-mail or other written confirmation, you must confirm that we have received your new election form.

7.	Acceptance of options for amendment, amendment of amended options and cash payments.

For purposes of the offer, we will be deemed to have accepted options that are validly tendered and are not properly withdrawn as of the time when we give written notice to the eligible employees generally of our acceptance of the options. This notice may be made by e-mail or other method of communication. Subject to our rights to terminate the offer, discussed in Section 16 of this Offer to Amend, we currently expect that we will accept promptly after the offer expiration date all properly tendered options that are not validly withdrawn.

In exchange for participating options, you will be entitled to receive the option offer consideration, which will consist of amended options and cash payments as described in Section 2 of this Offer to Amend. We will amend the participating options on the expiration date. We expect the expiration date will be July 9, 2007. If the expiration is delayed, the participating options will be amended on the new expiration date.

Cash payments owed to you will be paid to you, with interest at a rate of 5.25% per year accruing from the expiration date of the offer until (but excluding) the cash payment date, less any applicable tax withholdings, on the first regularly scheduled payroll date after December 31, 2007. The documentation you will receive after the expiration of the offer will include our promise to make the cash payment.

If, for any reason, you are not an employee of UnitedHealth Group through the offer expiration date, you will not receive any amended options or cash payments for your options that have been tendered pursuant to this offer and your tender of eligible options will not be accepted for amendment.

Options that we do not accept for amendment will not be affected by this offer.

8.	Conditions of the offer.

Notwithstanding any other provision of this offer, we will not be required to accept any options tendered, and we may terminate the offer, or postpone our acceptance and amendment of any options tendered for amendment, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date this offer begins, and before the expiration date, any of the following events has occurred, or has been determined by us to have occurred:

•

there shall have been threatened or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the offer or otherwise relating in any manner, to the offer;

•

any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority or any statute, rule, regulation, or injunction is in effect or shall have been proposed, enacted, enforced or deemed applicable to the offer, any of which might restrain, prohibit, directly or indirectly challenge the making of or delay completion of the offer, the amendment of amended options, or the making of (or agreement to make) any cash payment (including applicable interest payments), or impair the contemplated benefits of the offer (see Section 4 of this Offer to Amend for a description of the contemplated benefits of the offer);

•	there shall have occurred:

•	any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in an over-the-counter market in the United States,

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

•

any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions in the United States,

•

in our reasonable judgment, any extraordinary or material adverse change in U.S. financial markets generally, including, a decline of at least 10% in either the Dow Jones Industrial Average, the NYSE Index or the Standard & Poor’s 500 Index from the date of commencement of the offer,

•

the commencement or continuation of a war or other national or international calamity directly or indirectly involving the United States, which could reasonably be expected to affect materially or adversely, or to delay materially, the completion of the offer, or

•

if any of the situations described above existed at the time of commencement of the exchange offer and that situation, in our reasonable judgment, deteriorates materially after commencement of the offer;

•

there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles that could or would require us to record for accounting purposes compensation expense against our earnings in connection with the offer other than as contemplated as of the commencement date of this offer (as described in Section 13); or

•

any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations or stock ownership of UnitedHealth Group that have resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the offer (see Section 4 of this Offer to Amend for a description of the contemplated benefits of the offer).

If any of the above events occur, we may:

•	terminate the offer and promptly return all tendered eligible options to tendering holders;

•	extend the offer and, subject to your withdrawal rights, retain all tendered eligible options until the extended offer expires;

•	amend the terms of the offer; or

•	waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the offer is open, complete the offer.

The conditions to this offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the offer expiration date. We may waive any condition, in whole or in part, at any time and from time to time before the offer expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of such rights, but will be deemed a waiver of our ability to assert the condition that was triggered with respect to the particular circumstances under which we failed to exercise our rights. Any determination we make concerning the events described in this Section 8 will be final and binding upon all persons.

9.	Price range of shares underlying the options.

UnitedHealth Group common stock that underlies your options is traded on the NYSE under the symbol “UNH.” There is no outstanding market for your options. The following table shows, for the periods indicated, the high and low intraday sales price per share of our common stock as reported by the NYSE.

	High	Low
Fiscal Year Ended December 31, 2007
2nd Quarter (through June 4, 2007)	$55.90	$51.25
1st Quarter	$57.10	$50.51
Fiscal Year Ended December 31, 2006
4th Quarter	$54.46	$45.12
3rd Quarter	$52.84	$44.29
2nd Quarter	$56.60	$41.44
1st Quarter	$62.93	$53.20
Fiscal Year Ended December 31, 2005
4th Quarter	$64.61	$53.84
3rd Quarter	$56.66	$47.75
2nd Quarter	$53.64	$44.30
1st Quarter	$48.33	$42.63
Fiscal Year Ended December 31, 2004
4th Quarter	$44.38	$32.31
3rd Quarter	$37.38	$29.67
2nd Quarter	$34.25	$29.31
1st Quarter	$32.25	$27.73

On June 4, 2007, the last reported sale price of our common stock, as reported by the NYSE was $55.20 per share.

10.	Source and amount of consideration; terms of amended options.

Consideration.

We will amend eligible options and make (or agree to make) cash payments in respect of participating options which have been properly tendered by you and accepted by us subject to the terms and conditions of the offer.

If we receive and accept tenders from eligible employees of all options eligible to be tendered, subject to the terms and conditions of this offer, we will amend options to purchase a total of approximately 3,725,467 shares of our common stock, or approximately 0.28% of the total shares of our common stock outstanding as of June 4, 2007, and make cash payments totaling approximately $4,358,136 in the aggregate, excluding interest. We intend to fund cash payments, together with interest thereon, from available cash on hand. You will be a general unsecured creditor of UnitedHealth Group with respect to any cash payments that become payable to you in connection with this offer.

General Terms of Amended Options.

If we have accepted your tendered options for amendment, the exercise price of each tendered option will be increased. In accordance with Section 2 of this Offer to Amend, you will also receive a cash payment.

Participating options will be amended as of the expiration date. The options will continue to be governed by the terms of the 1998 Plan, and the option agreement will be amended to reflect the increased exercise price. Except for the exercise price, the terms and conditions of the options will be unchanged.

The following description summarizes the material terms of the 1998 Plan. Our statements in this Offer to Amend concerning the 1998 Plan and the amended options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, the 1998 Plan, which has been filed as an exhibit to the Schedule TO of which this Offer to Amend is a part. Please contact HRdirect at 1-800-561-0861 (press 1, then 7) to receive a copy of the 1998 Plan. We will promptly furnish you a copy upon request at our expense.

Summary of the 1998 Plan.

Prior to the establishment of the UnitedHealth Group Incorporated 2002 Stock Incentive Plan (the “2002 Stock Incentive Plan”), which is our current equity-based award plan, we maintained three stock incentive plans:

•	The United HealthCare Corporation 1991 Stock and Incentive Plan;

•	The 1998 Plan; and

•	The United HealthCare Incorporated Non-employee Director Stock Option Plan.

Under the 2002 Stock Incentive Plan, we consolidated, for administration and share accounting purposes, these three stock incentive plans into one plan with the same number of authorized shares; however, all outstanding options and other awards issued under the former plans remained subject to the terms and conditions of the plan under which they were initially issued.

The 1998 Plan is currently inactive and no new options or other awards may be issued under this plan. The 1998 Plan provided for grants of stock options, stock appreciation rights, restricted stock awards, performance awards and other awards to full-time and part-time employees of, and consultants and independent contractors to, UnitedHealth Group or its subsidiaries. The 1998 Plan is administered by the Compensation and Human Resources Committee of our Board of Directors (the “Committee”). The Committee has the authority to establish rules for the administration of the 1998 Plan, including the authority to (i) determine the purchase price of the common shares covered by each option, (ii) determine the employees to whom and the time or times at which options and awards shall be granted and the number of shares to be subject to each, (iii) determine the form of payment to be made upon the exercise of a stock appreciation right, or in connection with performance awards, (iv) determine the terms of exercise of each option and award, (v) accelerate or defer the time at which all or any part of an option or award may be exercised, (vi) amend or modify the terms of any option or award with the consent of the optionee or grantee, (vii) interpret the plan, (viii) prescribe, amend and rescind rules and regulations relating to the plan, (ix) determine the terms and provisions of each option or award agreement under the plan, (x) delegate such authority as it deems in our best interests, and (xi) make all other determinations necessary or advisable for the administration of the plan, subject to the exclusive authority of our Board of Directors pursuant to the plan to terminate or amend the plan. Under the terms of the 1998 Plan, our Chief Executive Officer had the authority, as granted by the Committee pursuant to item (x) above, to grant, pursuant to the 1998 Plan, options or other awards to eligible persons who are not considered by us as our officers or directors for purposes of Section 16 of the Exchange Act.

Expiration Date of Options.

Under the 1998 Plan, the term of all options granted under the plan may not extend more than 15 years from the date of grant. All amended options granted pursuant to this offer will expire on the same date as the scheduled expiration of your participating options. In each case, amended options may expire earlier upon your termination of employment with UnitedHealth Group or in other circumstances specified in the 1998 Plan or in your current option agreement.

Termination of Employment Before the Offer Expiration Date.

If, for any reason, you are no longer an employee of UnitedHealth Group on the offer expiration date, your tender of eligible options will not be accepted and your options will not be amended. Your employment with UnitedHealth Group will remain “at-will” regardless of your participation in the offer and can be terminated by you or us at any time, with or without cause or notice.

Termination of Employment After the Offer Expiration Date.

Options under the 1998 Plan generally remain exercisable, to the extent vested, from the date of employment termination, if the optionee’s employment terminates for a reason other than his or her death or retirement, for the duration of such optionee’s severance period plus three additional months, or, if the optionee does not receive severance, then for three months. If the optionee’s employment terminates by reason of death or retirement, the optionee (or his or her estate) generally will have five years from the date of termination to exercise the amended option. The actual post-termination exercise rights (which may differ from those described in the preceding two sentences) are set out in the option award agreement.

Exercise Price.

Amended options will have an exercise price per share equal to the fair market value of our common stock on the options’ measurement dates for accounting purposes. The exercise price of amended options, together with other important information regarding your eligible options, may be found on your election form.

Vesting and Exercise.

Each option award agreement specifies the terms of the eligible options and the date on which the eligible options became or become exercisable. The option award agreement specifies the terms of vesting and whether the option will be exercisable in full at any time or from time to time, and it may provide for the exercise thereof in installments, upon the occurrence of such events, such as termination or employment, and at such times during the term of the option or award as the Committee may determine.

Adjustments.

In the event of any change in the common stock of UnitedHealth Group through the merger, consolidation, reorganization, recapitalization, dividend in the form of stock, stock split or other change in the corporate structure, appropriate adjustments in the 1998 Plan and any outstanding options thereunder may be made by the Committee. Adjustments may include changes in the aggregate number of shares subject to the plan, the number of shares and the price per share subject to outstanding options and the amount payable upon exercise of outstanding awards, in order to prevent dilution or enlargement of option or award rights under the 1998 Plan.

Transferability of Options.

In general, no option granted under the 1998 Plan is transferable by the holder thereof, other than by will or by the applicable laws of descent and distribution and domestic relations. Except as otherwise provided in an option award agreement, during the lifetime of an optionee, the option is exercisable only by the optionee.

Registration of Shares Underlying Options.

All of the shares of UnitedHealth Group common stock issuable upon exercise of the amended options have been registered under the U.S. Securities Act of 1933 (the “Securities Act”) on a registration statement on Form S-8 filed with the SEC. Unless you are an employee who is considered an affiliate of UnitedHealth Group for purposes of the Securities Act, you will be able to sell the shares issuable upon exercise of your amended options free of any transfer restrictions under applicable U.S. securities laws.

U.S. Federal Income Tax Consequences.

You should refer to Section 15 of the Offer to Amend for a discussion of the material U.S. federal income tax consequences of the amended options and the eligible options, as well as the consequences of accepting or rejecting this offer. If you are a citizen or resident of the United States, but are also subject to the tax laws of another non-U.S. jurisdiction, you should be aware that there might be other tax and social insurance consequences that may apply to you. We strongly recommend that you consult with your personal tax, financial and legal advisors to discuss the consequences to you of this offer.

11.	Information concerning UnitedHealth Group

Our principal executive offices are located at UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343 and our telephone number is (952) 936-1300. Questions regarding this offer should be directed to HRdirect at 1-800-561-0861 (press 1, then 7).

UnitedHealth Group (www.unitedhealthgroup.com) is a diversified health and well-being company dedicated to making health care work better. Headquartered in Minneapolis, Minnesota, UnitedHealth Group offers a broad spectrum of products and services through six operating businesses: UnitedHealthcare, Ovations, AmeriChoice, Uniprise, Specialized Care Services and Ingenix. Through its family of businesses, UnitedHealth Group serves approximately 70 million individuals nationwide.

The financial information included in our annual report on Form 10-K for the fiscal year ended December 31, 2006 is incorporated herein by reference. Please see Section 18 of this Offer to Amend entitled, “Additional information,” for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

We had a book value per share of $15.84 at March 31, 2007.

The following table sets forth our ratio of earnings to fixed charges for the periods specified:

	Fiscal Year Ended		Three Months Ended
	December 31, 2006	December 31, 2005	March 31, 2007	March 31, 2006
Ratio of Earnings to Fixed Charges	14.1	18.3	12.7	15.7

(*)	For the periods shown above, no preferred stock was outstanding and no preferred stock dividends were declared or paid; accordingly the Ratio of Earnings to Fixed Charges and Preferred Stock Dividends is the same as shown above.

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt discount and issuance costs on all indebtedness, and the estimated portion of rental expense deemed by UnitedHealth Group to be representative of the interest factor of rental payments under operating leases.

12.	Interests of members of the Board of Directors and executive officers; transactions and arrangements concerning the options.

A list of our current members of the Board of Directors and executive officers of UnitedHealth Group is provided below. Current and former members of the Board of Directors and executive officers of UnitedHealth Group are not eligible to participate in the offer. As of June 4, 2007, our current members of the Board of Directors and executive officers (16 persons) as a group held outstanding options granted under the 1998 Plan to purchase a total of 3,831,800 of our shares, which represented approximately 16.2% of the shares subject to all options outstanding under the 1998 Plan.

On December 29, 2006, certain of our current and former executives entered into an options repricing agreement with us to avoid potential additional tax liability under Section 409A, as permitted by the proposed transitional rules promulgated by the Treasury Department.

The following table sets forth the beneficial ownership, as of June 4, 2007, of each of our current members of the Board of Directors’s and executive officers’s outstanding options granted to them under the 1998 Plan.

The address of each executive officer and director is: c/o UNITEDHEALTH GROUP CENTER, 9900 Bren Road East, Minnetonka, Minnesota 55343.

Name	Title	Number of Shares Underlying Options Held under the 1998 Plan as of June 4, 2007
William C. Ballard, Jr.	Director	0

Richard T. Burke	Nonexecutive Chairman of the Board	0

Robert J. Darretta	Director	0

James A. Johnson	Director	0

Thomas H. Kean	Director	0

Douglas W. Leatherdale	Director	0

Mary O. Mundinger, Dr.P.H.	Director	0

Robert L. Ryan	Director	0

Gail R. Wilensky, Ph.D.	Director	0

Stephen J. Hemsley	President, Chief Executive Officer and Director	2,880,000

Richard H. Anderson	Executive Vice President of UnitedHealth Group and President of Commercial Services Group	0

George L. Mikan III	Executive Vice President and Chief Financial Officer	125,000

Lois E. Quam	Executive Vice President of UnitedHealth Group and President of Public and Senior Markets Group	26,800

Eric S. Rangen	Senior Vice President and Chief Accounting Officer	0

Thomas L. Strickland	Executive Vice President and Chief Legal Officer	0

David S. Wichmann	Executive Vice President of UnitedHealth Group and President of Individual and Employer Markets Group	800,000

All directors and executive officers as a group:		3,831,800

Schedule A to this Offer to Amend provides certain information regarding transactions involving outstanding options granted under the 1998 Plan held by our current members of the Board of Directors and executive officers during the 60 days ended June 7, 2007. Except as otherwise described in Schedule A, there have been no transactions involving any outstanding options granted under the 1998 Plan that were effected during the 60-day period ended June 7, 2007 by UnitedHealth Group or by any current member of the Board of Directors or executive officer of UnitedHealth Group.

13.	Status of options amended in the offer; accounting consequences of the offer.

Eligible options accepted by us for amendment pursuant to this offer will be amended under the 1998 Plan and will have no effect on the number of options eligible for future grants under the 2002 Stock Incentive Plan. No additional options are eligible for future grants under the 1998 Plan.

The amendment will be considered a modification of options for accounting purposes and as a result, we recorded additional stock-based compensation expense in our 2007 first quarter operating results as a charge against earnings based on the estimated incremental fair value of the amended options considering the cash payments and interest thereon. Aggregate cash payments in excess of the modification charge will be recorded as a reduction to additional paid-in-capital.

14.	Legal matters; regulatory approvals.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our amendment of options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency or any NYSE listing requirements that would be required for the amendment of the eligible options as contemplated herein. Should any additional approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, could be obtained or what the conditions imposed in connection with such approvals would entail or whether the failure to obtain any such approval or other action would result in adverse consequences to our business. Our obligation under the offer to accept tendered options is subject to the conditions described in Section 8 of this Offer to Amend.

If we are prohibited by applicable laws or regulations from amending options on the expiration date, we will not amend any options. We are unaware of any such prohibition at this time, and we will use reasonable efforts to amend such options, but if amendments are prohibited on the expiration date we will not take any such actions, and your eligible options will not be accepted for amendment.

15.	Material U.S. federal income tax consequences.

If You Participate in this Offer.

As a result of participation in this offer, you might avoid adverse tax consequences associated with your eligible options. Please read this section carefully, as well as the following section summarizing the potential material U.S. federal income tax consequences to you if you decide not to tender your eligible options.

The following is a summary of the material U.S. federal income tax consequences of participating in the offer for those eligible option holders subject to U.S. federal income tax. This discussion is based on the U.S. Internal Revenue Code of 1986 (the “Internal Revenue Code”), its legislative history, final or proposed tax regulations thereunder and administrative and judicial interpretations as of the date of this Offer to Amend, all of which are subject to change, possibly on a retroactive basis. The U.S. federal tax laws may change and the federal, state, local and non-U.S. tax consequences for each eligible employee will depend upon that eligible employee’s individual circumstances. This summary does not discuss all of the U.S. federal income tax consequences that might be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

If you are subject to taxation in the United States, and are also subject to the tax laws of another country, you should be aware that there might be other tax and social insurance consequences that might apply to you. In addition, some states might impose additional taxes similar to those imposed under Section 409A.

We strongly recommend that you consult your personal tax, financial and legal advisors with respect to the federal, state, local and non-U.S. tax consequences of participating in the offer and not participating in the offer, as the tax consequences to you are dependent on your individual tax situation.

Cash Payments.

Any cash payments, together with any interest thereon, you receive as part of the consideration for your eligible in-the-money options under this offer will be taxable to you as compensation income at the time and to the extent you receive such cash payments. We generally will be entitled to a deduction equal to the amount of compensation income taxable to you if we comply with applicable reporting requirements. The cash payment, together with any interest thereon, will constitute wages for which income and employment tax withholding will be required.

Amended Options.

If you are an eligible option holder who chooses to accept this offer with respect to your eligible options, you should not be required to recognize income for U.S. federal income tax purposes at the time of the acceptance and amendment of such options. We believe that the acceptance and amendment of options will be treated as a non-taxable exchange.

All eligible options are nonqualified stock options for purposes of U.S. tax law. Your amended options will continue to be nonqualified stock options for purposes of U.S. tax law. Under current law, you generally will not recognize taxable income upon the grant of a nonqualified stock option. When you exercise the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be compensation income taxable to you. By contrast, under Section 409A of the Internal Revenue Code, nonqualified stock options granted with an exercise price per-share below the fair market value of the underlying stock on the option’s measurement date for accounting purposes might be taxable to an option holder before he or she exercises the option, and might be taxed at a rate higher than the option holder’s regular federal income tax rate. If you elect to participate in this offer, your eligible options that are amended should no longer be subject to the adverse tax consequences under Section 409A that are associated with the discounted exercise price of the eligible options.

Any income you recognize upon exercise of a nonqualified stock option generally will constitute wages for which income and employment tax withholding will be required. We generally will be entitled to a deduction equal to the amount of compensation income taxable to you if we comply with applicable reporting requirements. When you sell the shares you acquire by exercising an amended option, any increase or decrease in the value of the shares after you acquired them is treated as capital gain or loss. The gain or loss will be long-term gain or loss if you hold the shares for more than 12 months after you acquire them.

If You Do Not Participate in this Offer.

Your decision not to accept this offer with respect to your eligible options could result in adverse tax consequences to you. Please read this section carefully and consult your personal tax, financial and legal advisors about your decision regarding participation in this offer.

The following is a summary of the material U.S. federal income tax consequences of declining to participate in the offer for those eligible option holders subject to U.S. federal income tax. This discussion is based on the U.S. Internal Revenue Code, its legislative history, treasury proposed tax regulations thereunder and administrative and judicial interpretations as of the date of this Offer to Amend, all of which are subject to change, possibly on a retroactive basis. The U.S. federal tax laws may change and the federal, state, local and non – U.S. tax consequences for each eligible employee will depend upon that eligible employee’s individual circumstances. This summary does not discuss all of the U.S. federal income tax consequences that might be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

On April 17, 2007, the U.S. Treasury Department and the IRS issued final regulations under Section 409A. The regulations provide that stock options that vest after December 31, 2004 are subject to Section 409A if the options were granted at a discount (that is, issued with a per-share exercise price less than the fair market value of a share of the underlying stock on the option’s grant date). Under Section 409A, discounted options generally must have fixed exercise dates to avoid early income recognition and an additional 20% tax.

The eligible options were granted at a discount under the rules that apply for financial accounting purposes, and none of the eligible options have fixed exercise dates. If the eligible options are not amended in this offer, it is likely that holders of the options will recognize income for federal tax purposes before the options are exercised, will owe an additional 20% tax on the amounts included in income, and might be liable for interest.

The U.S. Treasury Department and the IRS have not yet issued regulations concerning the calculation and timing of amounts required to be included in income under Section 409A. As a result, it is not possible to determine with certainty the extent of the unfavorable tax consequences that might apply to eligible options if they are not amended in this offer. It is likely that at a minimum, the amount of the spread (that is, the difference between the fair market value of the underlying shares and the exercise price of the options) will be includable as income on December 31 of the year in which the options vest (or, if later, on December 31, 2008) and thus will be subject to regular federal income tax in that year, even though the options have not been exercised. The spread on December 31 also will be subject to a 20% additional tax. It is possible that during each subsequent tax year until the options are exercised, any increase in value of the underlying stock on December 31 will be included in income and taxed at the same increased rate.

Under guidance issued by the U.S. Treasury Department and the IRS, special transition rules apply from 2005 through the end of 2007. Under the transition rules, if you exercise an eligible option before 2008 and before the option is amended in this offer, the amount of the spread (the difference between the fair market value of the underlying shares and the exercise price of the options) will be included as income on the exercise date, and will be subject both to federal income tax and to the additional 20% tax under Section 409A. In addition, if the options vested before the year in which you exercised them, you will owe interest in the year of exercise on the amount of additional federal income tax you would have owed if the spread had been included as income in the vesting year, and any increase in the spread had been included as income in each subsequent year through the exercise date. The interest would be determined at the rate for underpayment of tax plus 1%.

It is not clear whether the transition rules described above will continue to be used to calculate the tax you owe for 2005 through 2007 in the case of eligible options that vested before 2008, and that remain outstanding after 2007. It is possible that the U.S. Treasury Department and the IRS will apply more severe tax consequences to eligible options that are neither amended nor exercised before 2008. For example, if an eligible option vested in 2005 and was exercised in 2008, it is possible that you will be required to include the spread on December 31, 2005 in income and pay federal income tax and the 20% additional tax on that amount, and that you will be required to pay federal income tax and the 20% additional tax on any increase in the spread each year until the option is exercised.

Your personal tax advisor may advocate a position under the current statute and IRS guidance that your eligible options are exempt from Section 409A. Furthermore, there can be no assurances as to the effect of any future legislation, or future IRS or Treasury Department guidance or regulations.

If you are subject to taxation in the United States and are also subject to the tax laws of another country, you should be aware that there may be other tax and social insurance consequences that apply to you. In addition, there might be additional tax consequences relating to your participation in this offer. Further, some states might impose additional taxes similar to those imposed under Section 409A, even if you never exercise your eligible options. We strongly recommend that you consult your personal tax, financial and legal advisors with respect to the federal, state, local and non-U.S. tax consequences of participating in the offer and not participating in the offer, as the tax consequences to you are dependent on your individual tax situation.

16.	Extension of offer; termination; amendment.

We reserve the right, in our discretion, at any time and regardless of whether or not any event listed in Section 8 of this Offer to Amend has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and delay the acceptance of tenders of any options. If we extend the offer expiration date, we will also extend your right to withdraw tenders of eligible options until such extended offer expiration date. In the case of an extension, we will send you an e-mail or other communication no later than 9:00 a.m., Central Time, on the next business day after the previously scheduled offer expiration date.

We also reserve the right, in our reasonable judgment, before the offer expiration date to terminate or amend the offer and to postpone the expiration of the offer (resulting in a delay of our acceptance and cancellation or cancellation of any options tendered) if any of the events listed in Section 8 of this Offer to Amend occurs, by giving written notice of the termination or postponement to you or by making a public announcement of the termination. Our reservation of the right to delay our acceptance and cancellation of options tendered is limited by Rule 13e-4(f)(5) under the Exchange Act which requires that we must pay the consideration offered or return the options promptly after termination or withdrawal of a tender offer.

Subject to compliance with applicable law, we further reserve the right, before the offer expiration date, in our discretion, and regardless of whether any event listed in Section 8 of this Offer to Amend has occurred or is deemed by us to have occurred, to amend the offer in any respect, including by decreasing or increasing the consideration offered in this offer to holders of eligible options or by decreasing or increasing the number of options being sought in this offer. As a reminder, if a particular option grant expires after commencement, but before amendment or cancellation under the offer, that particular option grant is not eligible for tender into the offer. Therefore, if we extend the offer for any reason and if options that were tendered before the originally scheduled expiration of the offer expire after such originally scheduled expiration date but before the actual expiration date under the extended offer, the options will not be eligible for acceptance.

The minimum period during which the offer will remain open following material changes in the terms of the offer or in the information concerning the offer, other than a change in the consideration being offered by us or a change in the amount of existing options sought, will depend on the facts and circumstances of such change, including the relative materiality of the terms or information changes. If we modify the number of eligible options being sought in this offer or the consideration being offered by us for the eligible options in this offer, the offer will remain open for at least 10 business days from the date of notice of such modification. If any term of the offer is amended in a manner that we determine constitutes a material change adversely affecting any holder of eligible options, we will promptly disclose the amendments in a manner reasonably calculated to inform holders of eligible options of such amendment, and we will extend the offer period so that at least 5 business days, or such longer period as may be required by the tender offer rules, remain after such change.

For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

17.	Fees and expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting options to be tendered in this offer.

18.	Additional information.

This Offer to Amend is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offer to Amend does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to elect to amend your options:

1.	Our annual report on Form 10-K for our fiscal year ended December 31, 2006, filed with the SEC on March 6, 2007;

2.	Our definitive proxy statement on Schedule 14A for our 2007 annual meeting of shareholders, filed with the SEC on April 30, 2007, and the additional soliciting materials to our definitive proxy statement on Schedule 14A for our 2007 annual meeting of shareholders, filed with the SEC on May 22, 2007;

3.	Our quarterly report on Form 10-Q for our fiscal quarter ended March 31, 2007, filed with the SEC on May 9, 2007;

4.	Our current reports on Form 8-K filed with the SEC on March 12, 2007, March 14, 2007, April 19, 2007, April 20, 2007, May 11, 2007, May 16, 2007 and May 30, 2007 (other than the portions of these documents not deemed to be filed);

5.	The description of our common stock contained in any registration statement filed by us under the U.S. Securities Exchange Act of 1934, and any further amendment or report filed thereafter for the purpose of updating such description; and

6.	All other documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this offer and prior to the expiration of the offer.

These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at www.sec.gov.

Each person to whom a copy of this Offer to Amend is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by contacting HRdirect at 1-800-561-0861 (press 1, then 7).

As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer to Amend, you should rely on the statements made in the most recent document.

The information contained in this Offer to Amend about us should be read together with the information contained in the documents to which we have referred you, in making your decision as to whether or not to participate in this offer.

19.	Financial statements.

Attached as Schedule B to this Offer to Amend is summary financial information of UnitedHealth Group for our fiscal quarters ended March 31, 2007 and March 31, 2006, and for our fiscal years ended December 31, 2006 and December 31, 2005. Our full financial statements as included in our quarterly report on Form 10-Q for our fiscal quarter ended March 31, 2007, filed with the SEC on May 9, 2007 and our annual report on Form 10-K for our fiscal year ended December 31, 2006, filed with the SEC on March 6, 2007, are incorporated by reference herein. More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 18 of this Offer to Amend.

20.	Miscellaneous.

We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will options be accepted from the eligible option holders residing in such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should elect to tender your options in the offer. You should rely only on the information in this document or documents to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with this offer other than the information and representations contained in this Offer to Amend and in the related option offer documents. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

SCHEDULE A

RECENT TRANSACTIONS INVOLVING OUTSTANDING OPTIONS GRANTED UNDER THE 1998

PLAN BY MEMBERS OF OUR

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Except as provided below, no members of the Board of Directors and executive officers of UnitedHealth Group were parties to any transactions involving outstanding options granted under the 1998 Plan during the 60-day period ended June 7, 2007:

•

On April 17, 2007, we amended options to purchase a total of 60,000 shares of our common stock previously granted to George L. Mikan III under the 1998 Plan to increase the exercise prices to equal the closing price of UnitedHealth Group’s common stock on the accounting measurement dates for those options.

A-1

SCHEDULE B

SUMMARY FINANCIAL INFORMATION

OF UNITEDHEALTH GROUP INCORPORATED

	For the Year Ended December 31,		Three Months Ended March 31,
(in millions, except per share data)	2006 (2)	2005 (1,3)	2007 (2)	2006 (2)
			(Unaudited)
Consolidated Statement of Operations Data:
Total Revenues	$71,542	$46,425	$19,047	$17,581
Total Operating Costs	$64,558	$41,345	$17,465	$16,108
Earnings From Operations	$6,984	$5,080	$1,582	$1,473
Net Earnings	$4,159	$3,083	$927	$891
Basic Net Earnings per Common Share	$3.09	$2.44	$0.69	$0.66
Diluted Net Earnings per Common Share	$2.97	$2.31	$0.66	$0.63
Consolidated Balance Sheet Data:
(At Period End)
Cash and Investments (4)	$20,582	$14,982	$22,878	$17,586
Current Assets	$16,044	$10,547	$18,407	$13,624
Total Assets	$48,320	$41,288	$51,009	$45,048
Current Liabilities	$18,497	$16,653	$21,282	$18,129
Debt, including current maturities	$7,456	$7,095	$7,054	$7,499
Total Liabilities	$27,510	$23,473	$29,941	$27,526
Shareholders’ Equity	$20,810	$17,815	$21,068	$17,522
Book Value per Common Share	$15.47	$13.12	$15.84	$13.05

(1)	UnitedHealth Group adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (FAS 123) on a modified retrospective basis on January 1, 2006. This method of adoption requires all prior periods to be restated pursuant to Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FASB 123).

(2)	On January 1, 2006, United Health began serving as a plan sponsor offering Medicare Part D drug insurance coverage under a contract with CMS. Total revenues generated under this program were $5.7 billion for the year ended December 31, 2006. This program affects the comparability of 2006 financial information with prior years.

(3)	UnitedHealth Group acquired PacifiCare in December 2005 for total consideration of approximately $8.8 billion. This acquisition affected the comparability of 2006 financial information to prior years. The results of operations and financial condition of PacifiCare have been included in UnitedHealth Group’s Consolidated Financial Statements since the acquisition date.

(4)	Includes long-term investments classified as available-for-sale that may be sold before their maturities to fund working capital or for other purposes.

B-1